

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

June 16, 2016

Via E-mail
Takaaki Matsuoka
Chief Executive Officer
Stemcell Holdings, Inc.
c/o Omotesando Helene Clinic
3-18-17-6F, Minamiaoyama
Minato-ku, Tokyo, 107-0062

> **Re: Stemcell Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 31, 2016**
> **File No. 333-211712**

Dear Mr. Masuoka:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you are a development stage company that has not conducted any active operations since your inception and that you have nominal assets. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered

underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. In this regard, we note that you have included disclosure in the prospectus summary and plan of distribution that the offering price of the shares being sold will be fixed for the duration of the offering. Please also include this disclosure in the prospectus cover page and include the undertaking required by Item 512(a)(6) of Regulation S-K.

2.   We note that you indicated by check mark on the Form 10-Q you filed on April 26, 2016 that you are not a shell company and you disclosed in the Form 8-K you filed on March 28, 2016 that "the Company completed a Stock Purchase Agreement, which caused the Company to cease being defined as a "shell company" under the Securities Act…" Following from our comment 1 above, please confirm that, going forward, you will indicate your shell company status in your filings for as long as you are a shell company as defined by Rule 405 of the Securities Act and Rule 12b-2 as defined by the Exchange Act, as applicable. Alternatively, please provide us with your analysis as to why you are not a shell company.

3.   As you know, the staff is reviewing your Form 10-12G filed on February 12, 2016, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to the staff's comments on the Form 10-12G. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-12G.

4.   Please provide the disclosure required by Item 303 of Regulation S-K. In addition, please describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Takaaki Matsuoka
Stemcell Holdings, Inc.
June 16, 2016
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Attorney, at (202) 551-3633 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real Estate and Commodities

Cc: V Financial Group, LLC
       Jeff@vfinancialgroup.com